May 21, 2010

By U.S. Mail and facsimile: (203) 789-2650

Peyton R. Patterson
Chairman, President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, CT 06510

> **Re: NewAlliance Bancshares, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> <u>**File Number 001-32007**</u>

Dear Ms. Patterson:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>
<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23</u>

1.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Risk Management Related to Compensation Policies and Practices, page 41

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe
        the process you undertook to reach the conclusion that disclosure is not necessary.

Financial Statements
Note 1. Summary of Significant Accounting Policies, page 73

3.   Please revise your future filings beginning with your June 30, 2010 Form 10-Q to
        disclose your accounting policy for securities sold under repurchase agreements. To the
        extent that you have recorded any of these transactions as sales, please quantify the
        amount sold at each balance sheet date and the average amount sold for the periods
        presented. Disclose how you calculate the average amount. Tell us how you determined
        that sale treatment was appropriate under the accounting guidance.

                                          * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials on
EDGAR. Please furnish a cover letter that keys your response to our comments, provide any
requested information and provide us drafts of proposed revisions to future filings in response to
our comments. Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Michael Volley at 202-551-3437, or to Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn S. McHale
Staff Attorney